Exhibit 21.1

The Registrant’s principal subsidiaries as of December 31, 2024 are listed below. All other subsidiaries of the Registrant, if considered in the aggregate as a single affiliate, would not constitute a significant subsidiary of the Registrant.

Ralliant Corporation

Subsidiaries of the Registrant

Company Name	Jurisdiction of Formation
Anderson Instrument Co. LLC	United States
Dynapar Corporation	United States
EA Elektro-Automatik GmbH	Germany
Hengstler GmbH	Germany
Iris Power LP	Canada
Keithley Instruments, LLC	United States
Maxtek Components Corporation	United States
Pacific Scientific Energetic Materials Company (California) LLC	United States
Qualitrol Company LLC	United States
Setra Systems LLC	United States
Sonix, Inc.	United States
Tektronix (China) Co., Limited	China
Tektronix (India) Private Ltd.	India
Tektronix GmbH	Germany
Tektronix International Sales GmbH	Switzerland
Tektronix, Inc.	United States
TGA Industries Limited	United Kingdom